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                                      Filed by Cross Media Marketing Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 And deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934


                                              Subject Company: LifeMinders, Inc.
                                                   Commission File No: 000-28133

                               [LIFEMINDERS LOGO]
                     LIFEMINDERS ACKNOWLEDGES PROPOSAL FROM
                         ENCORE MARKETING INTERNATIONAL


HERNDON, VA - SEPTEMBER 25, 2001 - LifeMinders, Inc. (NASDAQ: LFMN), in response to the public announcement by Encore Marketing International, today acknowledged receiving an acquisition proposal from Encore on August 22, 2001, which was later revised by Encore on August 31, 2001. During the first week of September, LifeMinders' Board of Directors considered Encore's offer consistent with its fiduciary duties and its obligations under LifeMinders' merger agreement with Cross Media Marketing Corporation (AMEX: XMM). After taking into account all relevant factors, including advice from its financial advisor, the Board of Directors did not determine that the Encore proposal was a superior proposal as defined in the merger agreement. LifeMinders today stated that it would revisit Encore's proposal in light of current market conditions.

Since signing the merger agreement with Cross Media, LifeMinders has also received correspondence from other third parties regarding possible transactions. The LifeMinders Board of Directors has not determined that any of these communications constitute a superior proposal as defined in the merger agreement. The LifeMinders Board of Directors will continue to give appropriate consideration to all communications consistent with the directors' fiduciary duties to all LifeMinders stockholders and LifeMinders obligations under the merger agreement with Cross Media.

ABOUT LIFEMINDERS, INC.

LifeMinders, Inc. is an online direct marketer that serves millions of members by sending highly personalized e-mail messages based on consumers' interests. These targeted messages are developed from detailed member profiles that are obtained during the permission-based registration process. LifeMinders, Inc, LifeMinders.com and the LifeMinders logo are registered trademarks of LifeMinders, Inc (www.lifeminders.com). For more information about LifeMinders, visit the Investor Relations section of www.lifeminders.com or email aabraham@lifeminders.com.
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ADDITIONAL INFORMATION

In connection with the merger, Cross Media and LifeMinders have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and securityholders of both Cross Media and LifeMinders are invited to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available. Cross Media and LifeMinders expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies free of charge from the Securities and Exchange Commission's web site at http://www.sec.gov.

LifeMinders and its officers and directors may be deemed to be participants in the solicitation of proxies from LifeMinders' stockholders with respect to the approval of the transactions contemplated by the merger agreement. Information regarding such officers and directors will be set forth in the joint proxy statement/prospectus.

Cross Media and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Cross Media with respect to the approval of the transactions contemplated by the merger agreement. Information regarding such officers and directors will be set forth in the joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements that involve risks and uncertainties, including the risks related to the proposed merger between LifeMinders and Cross Media. More information about potential factors that could effect the success of the proposed merger are included in Cross Media's registration statement on Form S-4 filed with the Securities and Exchange Commission. Additionally, certain statements contained herein and in the information posted on the web sites of LifeMinders and Cross Media that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. LifeMinders and Cross Media intend that such forward-looking statements will be subject to the safe harbor created thereby. These forward-looking statements relate to certain operational matters of LifeMinders and Cross Media, and are based on current expectations of management but involve certain risks and uncertainties. The actual results, performance or achievements could differ materially from the results, performance or achievements projected in, or implied by, such forward-looking statements as a result of these risk factors. These factors are described in detail in each of the company's respective filings with the Securities and Exchange Commission, including, where applicable, their most recent filings on Forms 10-K or 10-KSB, Forms 10-Q or 10-QSB, and Form 8-K, and the registration statement on Form S-4 filed by Cross Media. LifeMinders' and Cross Media's filings with the SEC are available to the public from commercial document-retrieval services and at the web site maintained by the SEC free of charge at http://www.sec.gov. Neither LifeMinders nor Cross Media assumes any responsibility to update the information included in this press release or on its respective web site, whether as a result of new information, future events or otherwise.



CONTACT INFORMATION:
Allison Abraham
LifeMinders, Inc.
aabraham@lifeminders.com
703-885-1315